Exhibit 99.1

Ituran Announces the Sale of its Subsidiary Telematics to ST
Electronics, a Singapore Conglomerate

Telematics to be sold at a valuation of $90 million

Azour, Israel, November 19, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN) today announced that it has signed an agreement for the sale of its subsidiary Telematics, of which it owns 95.5% (93.9% on a fully diluted basis) to ST Electronics (Info-Comm Systems) Pte Ltd (“STEE-InfoComm”). STEE-InfoComm is a wholly owned subsidiary of ST Engineering’s electronic arm, Singapore Technologies Electronics Limited (“ST Electronics”). ST Engineering is a leading Singapore-based global engineering company.

Telematics will be sold at a valuation of US$90 million, subject to adjustments. It is expected that the contribution to Ituran’s cash position from this deal will be approximately $60 million, net of taxes, levies and other expenses.

In addition, over the next five years Ituran will receive, based on various parameters, royalties from the revenues generated by Telematics’ business in Korea and China. Finally, Ituran and Telematics will sign an agreement that over the next 10 years, Telematics will be Ituran’s provider of its location technology, and as strategic business partner, Ituran will provide Telematics with consultation and know-how in return for royalties.

In the first half of 2007, the Telematics business contribution to Ituran was $9.6 million in revenue, $2.8 million in operating profit and $2.0 million in net profit. The deal is still subject to final closing conditions, including obtaining various regulatory and other approvals. Following the closing, the results of Telematics will cease to be consolidated within those of Ituran’s.

“The sale of Telematics is testament to the significant economic value that we have created, since our initial purchase of the subsidiary for around US$10 million eight years ago,” commented Eyal Sheratzski, co-CEO of Ituran. “In Ituran’s early days, it was important to own and have full control over the technology. As this technology has become more established, we believe that our focus now should be on our core competencies, which are providing location based services and applications. We also strongly believe that we have found the right buyer which can bring the business to the next level. ST Electronics is very well positioned in South East Asia, with a strong capacity to focus on and grow the business. Given this increased potential, over the next five years we are maintaining an economic interest in Telematics.”

Continued Mr. Sheratzki, “I am very pleased with this sale at what I believe is a fair price. The cash from the sale significantly strengthens our balance sheet, increasing our ability to make more significant acquisitions. In this regard, we continue to pursue opportunities which will broaden our scope and ability to provide location based services, and enter new territories.”

About STEE-InfoComm

ST Electronics (Info-Comm Systems) is a wholly-owned subsidiary of Singapore Technologies Electronics Limited. It is a leading solutions house in the Asia Pacific region for infocommunications, advanced electronics and intelligent transportation businesses. From design and development to production, system integration, maintenance and enhancement, it has become a one-stop solutions house and a strong partner for its commercial, government, defence and homeland security customers worldwide. Its core business areas include emergency response and integrated security & surveillance systems, e-Government infocommunication and enterprise solutions, intelligent traffic and advanced fleet management systems, infocomm security products and solutions, and managed operations services.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 418,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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